PROVEN QUALITY. LEADING TECHNOLOGY.

2009 Annual Report


10010857


GRACO

NEW PRODUCTS
NEW IDEAS
NEW MARKETS

READY TO DELIVER

Corporate Mission

Graco's mission is to generate sustained profitable growth to benefit its customers, employees, shareholders and communities. We will be the world's leading supplier of fluid management products and packages in the markets we target.

Corporate Vision

We will grow revenues by 10 percent and net earnings by 12 percent per year. We will significantly grow sales outside North America by opening new markets, offering new products and improving business processes. Graco's goal is to have at least 30 percent of each year's revenues from products introduced in the last three years and to have at least 5 percent of each year's revenues from sales in markets entered in the last three years. We will actively pursue strategic acquisitions where we can add significant value.

Corporate Profile

Founded in 1926, Graco is a world leader in fluid handling systems and components. Graco products move, measure, control, dispense and spray a wide range of fluids in industrial, contractor and lubrication applications. The Company's success is based on its unwavering commitment to technical excellence, world-class manufacturing and superior customer service. Working closely with specialized distributors, Graco offers products that set the quality standard for spray finishing, paint circulation, lubrication, dispensing sealants and adhesives, and contractor power equipment. Graco's ongoing investment in fluid management and control will continue to provide innovative solutions to a diverse global market. The Company has its corporate headquarters in Minneapolis, Minnesota, and employs approximately 2,050 people worldwide. Graco common stock (ticker symbol: GGG) is listed on the New York Stock Exchange.



PAT MCHALE • PRESIDENT AND CEO

"While we are not satisfied with our 2009 results, our product offering, global distribution channel, competitive position and served market segments are broader and stronger than ever."







to our SHAREHOLDERS

New Products, New Ideas and New Markets

2009 was the most challenging year of my two decades at Graco. The worldwide downturn in the construction and automotive industries severely affected Graco's performance. Sales and earnings declined, and we made the difficult decisions to reduce our headcount by six percent in December 2008 and by an additional eight percent in March 2009.

Despite these sobering economic realities, Graco remains profitable and ready to deliver new products, new ideas and new markets. As the worldwide economic recession unfolded around us, our Board and management team remained focused, challenged each other, reassessed our Company's strategies and committed to taking a long-term view of our business. Time and again we affirmed our commitment to develop superior and innovative products, enter new markets, increase and support our distributor network and ensure operational excellence.

I am convinced that sharpening our commitment to key business strategies has been the best course of action for our shareholders, employees and communities. We succeed through the active leadership of a strong and experienced Board, a driven management team, dedicated employees, and the positive relationships we share with our long-term suppliers, channel partners, customers and end-users. I'd like to personally thank our Board, employees and business partners for their unwavering support during this unusually challenging period.

Graco continues to manage the short-term responsibly and the long-term aggressively, and our 2009 accomplishments show this strategy in action. Several of our more significant product and business developments are highlighted below, with additional new products and markets featured in this annual report.

- First, at a time when many companies have dramatically downsized their operations, we maintained our full investment in engineering talent and strengthened our international selling and marketing organization. We continue to recruit and hire the best talent from around the globe.
- In addition to expanding our engineering and sales capabilities, we continued to execute our 2007 decision to increase Graco's investment in new products. Since making this decision, we have invested $74 million in product technology, applied for 105 patents, and launched 50 new or improved product families. These new products not only grow our top line, they also contribute significantly to our overall profitability as they leverage our manufacturing capabilities and our impressive distributor network.

Net Sales



$900
800
700
600
500
400
300
200
100
0
$732
$817
$841
$817
$579
2005
2006
2007
2008
2009

Net Earnings



$160
140
120
100
80
60
40
20
0
$126
$150
$153
$121
$49
2005
2006
2007
2008
2009

- We streamlined our operations in 2009 and challenged our employees to eliminate cost without compromising quality. We continued to invest in state-of-the-art equipment to improve quality, reduce cost and support new product launches. And we reduced inventories while maintaining customer service levels that continue to set the standard for our served markets.
- We improved both our debt position and our return to shareholders in the form of dividends. During 2009, we paid down $100 million in debt. We also increased our quarterly dividend in December by 5 percent, to an annual dividend rate of $0.80 per share. Since 2003, Graco's annual dividend has more than tripled.
- Finally, we continued our focus on growth into already-served, expanded and new markets. Graco continues to capitalize on the global push to improve our environment through products that reduce energy consumption and support the development of alternative sources of energy. New market examples resulting from this focused effort include:
  - ◊ Our Industrial segment seized the opportunity to improve pump efficiency with the 2009 launch of the Husky™ 1050. This family of pumps requires less inlet air pressure, and thus less energy, to achieve the same fluid flow compared to other diaphragm pump industry leaders. The Industrial segment also is targeting the wind energy market with systems designed to dispense high volumes of adhesive paste materials used in rotor blade bonding.
  - ◊ Our Contractor segment has developed an innovative way to deliver professional quality airless spray performance with the cordless hand-held ProShot™ sprayer. In addition, Contractor engineers ensure that all of Graco's paint spraying products are capable of efficiently handling environmentally friendly paints that are being manufactured and used more and more.
  - ◊ And our Lubrication segment launched the Matrix™ 3, a wireless software system that monitors and manages fluid use in diverse settings, from car dealerships to mining operations. This high tech solution – a breakthrough technology for this market – reduces oil loss by eliminating waste. The Lubrication segment also continues to expand Graco's product offering to include more energy-efficient pumping options for our customers.

Today, Graco is strong, focused and agile. In 2009, we elected to take the long-term view of investments to build our business going forward, and I'm proud of what our employees and partners accomplished. Graco remains a leading supplier of fluid management products, and as economic conditions improve, we are ready to deliver new products, new ideas and new markets.

Patrick J. McHale
President and Chief Executive Officer








AT-A-GLANCE

Key Markets Served

Industrial Equipment

- Aerospace
- Automotive/truck/bus assembly
- Automobile repair shops
- Process industries
- Farm and construction equipment
- General industrial assembly
- Medical and electrical
- Fabrication and molding
- Foam insulation contractors
- Industrial coating contractors
- Marine and rail
- Furniture
- Food

Contractor Equipment

- Painting contractors
- Ceiling and wall texture
- Remodeling
- Line striping
- Roofing

Lubrication Equipment

- Automotive service centers
- Automotive/truck/bus assembly
- Fleet facilities
- Garages and service centers
- Machine tool manufacturers
- Government and municipalities
- Wind energy
- Natural gas transmission
- Mining and construction equipment
- Agricultural equipment
- Steel mills
- Industrial manufacturing
- Rubber manufacturing
- Food and beverage facilities
- Pulp and paper plants
- On-road and off-road vehicles
- Packaging and material handling

Products

Pumps and Sprayers

Air, electric, gas and hydraulic
- Transfer fluids to dispense and spray

Controls

Electronic and mechanical fluid control
- Manage flow, pressure and mix

Applicators

Automatic and manual dispense valves and spray guns
- Spray or dispense fluids

Accessories

Fittings, regulators, hoses
- Auxiliary components for complete product solutions

Global Sales


Asia
18%
57%
Americas
25%
Europe

Segment Sales


Lubrication
10%
54%
Industrial
36%
Contractor



Management Team (left to right): David Lowe, Mark Sheahan, Dale Johnson, Jeff Johnson, Jim Graner, Karen Gallivan, David Ahlers, Chuck Rescorla, Simon Paulis, Brian Zumbolo



Industrial segment

The Industrial segment designs and markets equipment for the liquid finishing, process, sanitary, sealants, adhesives, composites, protective coatings and foam markets. In 2009, this business segment generated 54 percent of Graco's total sales, or $313 million. The customers for our liquid finishing and process equipment are primarily manufacturers that transfer fluids such as paints and chemicals. Our pumps move fluids from drums and tanks through our proportioning equipment to our spray guns and dispensers. Our sanitary equipment is used in pharmaceutical, cosmetic, beverage and food processing applications. Customers using our protective coatings equipment apply materials to protect the surfaces of bridges, water towers, tanks, pipes, rail cars and ships from the elements. Our foam equipment is used for wall and roof insulation, band joist applications, in-plant OEM applications and reaction injection molding. The Industrial segment's sealant and adhesive equipment is used by manufacturers to bond, encapsulate and seal assembled parts.



Contractor segment

The Contractor segment designs and markets sprayers used to apply paint, architectural coatings and texture materials, as well as sprayers for pressure cleaning. Distributors of our products sell to painting, roofing, texture, corrosion control and line striping contractors and tradespeople. Our equipment is highly regarded for its durability and ease of use, as well as its ability to deliver high-quality finishes at rapid production rates. In 2009, the Contractor segment generated $208 million in sales, 36 percent of the Company's total sales.



Lubrication segment

The Lubrication segment designs and markets equipment used to transfer, meter and dispense lubricants and petroleum products with a full line of pumps, meters, hose reels, controls and centralized lubrication products. The customers for our products and systems are typically automotive service centers, oil change facilities, governments and municipalities, manufacturing companies, mines and other heavy industries. As a leader in the lubrication equipment market for more than eight decades, Graco's products are valued by customers for their industry-leading quality and technology. In 2009, the Lubrication segment generated $58 million in sales, constituting 10 percent of the Company's total sales.


G3

GRACO
HFR
GRACO
GRACO
AirPro
EFX

Graco's commitment to developing superior and innovative products and technologies throughout 2009 was in full evidence within its Industrial segment. This segment continues to be a leader in many of its current markets, and is dedicated to taking its engineering, manufacturing, marketing and technological expertise into new global markets.

Two products within the Industrial segment, the Graco HFR™ metering system and the AirPro EFX™ guns, are just two examples of how Graco delivers new products, new ideas and new markets access to its customers worldwide.

Graco HFR Metering System

The versatility of the Graco HFR metering system promises to redefine the marketplace. The hydraulic, fixed ratio metering system handles multiple two-component materials – from rigid and flexible polyurethanes to elastomers and epoxies. And its modular design, combined with Graco technologies and precision dispensing capabilities, results in a system that is advanced and reliable, yet affordable.

This exceptionally versatile material handling capability allows this new meter, mix and dispense system to be used in a number of diverse markets – solar, automotive, construction, recreation, medical, electronics and refrigeration, just to name a few.

The Graco HFR metering system is the first modular, configurable system in the polyurethane processing equipment marketplace. While many other polyurethane processing systems are custom designed for specific applications, the compact Graco HFR metering system is modular and offers more technology for a lower capital investment. This lower cost will allow more companies around the world to take on smaller projects that may not have been previously possible due to capital constraints. In addition, configured equipment that uses standard Graco parts can be delivered to a customer's door more quickly than a custom solution.

The HFR system uses Graco Control Architecture™, which provides easy set-up for the operator, material monitoring and system diagnostics. Its Graco Z-Series™ Horizontal Pumps are easy to service in the field with Graco's extensive distribution network. In addition, with standard wear parts, the Z-Series pumps cost less to maintain, resulting in lower cost of ownership.

"In the past, Graco has made machines designed to spray and others designed to pour. Graco designed others to dispense predetermined amounts of material and still others were designed for continuous flow. Today, the HFR design team has created a single unique machine that uses proven Graco technologies to do all of these jobs."

HFR Lead Engineer

AirPro EFX Guns

From cell phones and computers to GPS systems and DVD players, electronics are in high demand. Consumers are looking for the latest and greatest in technology, and manufacturers are choosing higher-end finishes to enhance and accentuate their products in the marketplace.

The new AirPro EFX guns provide the automotive-type finish many consumers are looking for. These air spray automatic guns have a precision fluid adjustment with a micrometer-telescoping knob that provides high quality finishes at low flow rates – even on plastics.

These compact and lightweight guns have aircaps and nozzles that are specifically designed to deliver superior spray performance for the small electronics market. The products included in this market are computers, cell phones, consumer electronics such as cameras, DVD players, game systems, mp3 players, and car electronics. Certain models of the AirPro EFX have high wear components that keep these guns lasting longer while spraying metallic coatings and abrasive materials.

In addition, each gun is shipped with a serialized spray pattern imaging report that includes an actual spray pattern photo produced using laser-light sheet imaging. This allows users to not only see the high quality of the spray pattern with their own eyes, but also view a report that lists spray pattern benchmarks that each gun must comply with before shipping.

As the demand for high-end electronics continues to grow, it is important to deliver the technology that can meet these needs to stay competitive in the marketplace. With excellent flow rate stability and repeatability, the AirPro EFX gun is sure to be a tough competitor in a market that is relatively new to Graco.

"We learned that the small electronics market has some of the most stringent spray application parameters we have ever seen. The product development team stepped up to this challenge, and designed the AirPro EFX gun specifically to meet these strict requirements. We are so confident in the performance of this product, we ship a serialized report with each gun, which shows how the spray pattern complies with the specifications required for small electronics finishing applications."

AirPro EFX Lead Engineer

While 2009 continued to be a difficult economic environment, the Contractor segment remained committed to long-term growth and developing new products, new ideas and new markets through its Total Markets Initiative. The Initiative helped the segment focus on expanding new contractor markets and producing breakthrough product technologies.

Examples of the segment's breakthrough products included the ProShot™, the ThermoLazer™ and the GrindLazer™, which set new standards in the marketplace. These products help the Contractor segment extend its distribution channels, promote end-user conversion to power equipment, and expand globally into developing markets.

ProShot Cordless Paint Sprayer

Graco has introduced an entirely new way to airless spray with the ProShot cordless paint sprayer with ProSpray Technology. The breakthrough ProSpray Technology delivers Graco's professional piston-pump design into the palm of your hand, giving painting contractors the freedom to spray wherever they want.

Batteries are the preferred power source choice by contractors. Battery-powered tools like the ProShot increase productivity and flexibility by allowing the contractor to move freely around the job site. Until now, professional painting contractors have not had an option for a hand-held battery operated paint sprayer that delivers the quality of finish they demand. The ProShot cordless paint sprayer is designed specifically for professional painting contractors for their small interior, exterior and specialty projects.

The true advantages of the ProShot cordless sprayer include its professional spray finish, ultimate portability on the job and the fact that it is ready to spray in seconds. Painting contractors can easily spray an accent wall, cabinet door that was scuffed during installation, or shutters of a different color on the outside of a house. Start-up, spray and clean-up can be accomplished in minutes.

"As part of our Total Markets effort, the Total Paint Engineering Group was given the challenge to create a true 'breakthrough' airless sprayer. The result was 'ProSpray Technology.' This patent-pending technology is used to provide professional spray results out of a hand-held cordless portable airless sprayer with uncut latex and other water-based paint coatings. Start-up and clean-up is done within minutes. The team truly achieved a breakthrough!"

ProShot Lead Engineer

ThermoLazer Thermoplastic Line Striper

Graco's new ThermoLazer thermoplastic line striper comes from the same industry-leading LineLazer™ family of stripers developed in 1990. The ThermoLazer is the most user-friendly, innovative thermoplastic striper on the market, offering a precise material flow with a squeeze of a lever. The split hopper system holds over 85 pounds (38.5 kg) of beads, and the dispense system allows fast and flexible line width changes without tools. An additional hopper system is 20-50 percent larger and holds up to 300 pounds (136 kg) of material, which means fewer refills and higher productivity. The dual paddle mixing system requires less effort to mix material. High load pneumatic tires provide excellent maneuverability and less rolling resistance, and the dual rear wheels and Fat Track™ front swivel offers smooth handling. The ThermoLazer features the first ever ride-on solution with the ability to connect to a Graco LineDriver™ ride-on system. The patented LineDriver provides the most innovative, user-friendly ride-on systems for the professional line removal contractor in the industry.

The ThermoLazer can be used with all types of alkyd, hydrocarbon and glass bead material, and is used for:

- Parking lots, crosswalks, legends
- Intersections, medians, bike paths
- Airports, drive-through areas
- Single or double lines

"There were a lot of growing pains in developing the 'first' new Graco 'Total Markets Initiative,' but I think we met the challenge well, learned how to melt materials requiring 400°F temperatures and visited many end-users to understand their difficulties. We were able to leverage our own striping knowledge into a game-changing platform to apply thermoplastic materials with the same comfort and simplicity of our current LineLazer striper."

ThermoLazer and GrindLazer Lead Engineer

GrindLazer Scarifier

The GrindLazer is Graco's newest addition to its line striping product family, and has the distinction of being the first non-liquid Graco application product. As part of the scarifier market, the GrindLazer removes parking lot lines, intersection markings, and construction zone lines, and can also be used for sidewalk smoothing. With the GrindLazer's "up-cut" cutting direction, it is not only possible to remove all types of lines found on parking lots or roadways, but it also has the capability to do inlay grooving.

With the optional EasyGlide™ wheel mount system or LineDriver, the GrindLazer's productivity is unmatched in the marketplace. The EasyGlide wheel mount system is a front-mounted caster along with dual rear pneumatic air-filled tires and makes handling as easy as the LineLazer. The wheel mount system, with its Fat Track front wheel, allows flexibility and ease of use. The LineDriver attachment allows high productivity, straight inlay and line removal with reduced fatigue. InstaCut™ technology allows the user maximum control in safely engaging the cutters both on and off without having to lift their hands off the handles.



GRACO
ON
OFF
123

In 2009, the Lubrication segment's investment in technology and commitment to product development were key drivers in providing customers with lubrication equipment solutions. In addition, regional expansion in markets such as Asia Pacific and Europe positioned the segment for global growth.

Two new products produced within this segment, the G3™ automatic electric lubrication pump and the XD30™ series hose reels, illustrate how the use of technology and engineering creates products that clearly meet the needs of current and future Graco customers. The products also demonstrate how the Lubrication segment delivers new products, new ideas and access to new markets to its customers worldwide.

G3 Automatic Electric Lubrication Pumps

Over 50 percent of equipment failure is due to improper lubrication. Graco's new G3 lubrication pumps extend equipment life by automatically applying the right amount of oil or grease at the right time onto any type of moving machinery, including wind turbine bearings, beverage filling machines and metal stamping equipment. Proper lubrication not only extends machinery life, but also reduces operating costs and increases productivity.

With its flexible design, including adjustable pumps, multiple reservoir sizes and an ability to work with both injector-based and series progressive systems, G3 is a rugged, cost-effective pump designed to serve multiple markets and applications. Three control choices also mean added flexibility for easy lube system set-up, operation and troubleshooting. The G3 can also interface with a manufacturing plant's programmable logic controller (PLC) for even more advanced integration and control.

The G3 pump is designed to serve Graco's primary target markets, which include food and beverage, on and off-road mobile, wind energy and material handling, but can easily be applied to any machine in any market requiring small to large, grease or oil, series progressive or injector-based lubrication.

"Given the diverse markets we targeted for this equipment, the G3 development team had a great challenge to meet. The group met this task by developing a system that is easily configurable to satisfy the wide-ranging requirements of each customer type. The plug and play nature of the design allows us to add future models to meet the ever-changing needs of our end-users."

G3 Lead Engineer

XD30 Series Hose Reels

Graco's new line of hose reels features Graco durability, performance and value built into every reel. With its new metal spool and single or dual pedestal frames, the compact XD30 series is ideal for rugged indoor and outdoor use in heavy-duty truck dealerships, fleet maintenance, mining maintenance, public works garages, construction vehicle maintenance and heavy-duty service trucks.

The XD30 series hose reels feature increased frame strength in single or dual pedestal options and an improved spring which makes it easy to pull out the last ten feet. In addition, the hose reels have a full-flow swivel, which maximizes material flow with minimal pressure drop, and the spring adjustment increases or decreases the spring tension while the reel is pressurized. A larger hose capacity (35-60 feet, 10-20 meters) with a smaller profile fits into tight spaces and also features an improved latch design.

In addition, the new hose reels feature the following:

- Narrow footprint easily fits into the confined spaces of a lubrication truck
- Dual pedestal frame gives increased strength for extreme-duty applications, such as mobile lubrication trucks or large equipment service
- Durable steel spool rides on sealed roller bearings for trouble-free performance
- Long-lasting spring is sealed for protection against the weather
- Improved latch design means no more frustrating lock-out at full hose extension
- Baked-on enamel finish protects reel from corrosion for longer life – now available in three colors

Designed for heavy duty jobs, the XD series comes in three sizes and can be used for the following applications:

- Air, water, anti-freeze, windshield washer fluid
- Petroleum and synthetic-based oils
- Grease
- Pressure wash
- Fuel/evacuation

"We developed the XD30 hose reels for the extreme requirements demanded by lube truck users and manufacturers in the mining and construction industries. The reel design features a narrow footprint to allow for more reels in less space to handle more fluids. We ensured built-in flexibility which included adjustable arms and hose guide placement as well as in-service hose tension adjustment to meet the demands of a wide variety of applications."

XD30 Lead Engineer

Board of Directors

Lee R. Mitau
Chairman of the Board,
Graco Inc.
Executive Vice President
and General Counsel,
U. S. Bancorp

William J. Carroll
Chief Executive Officer
Limo-Reid Technologies, Inc.
d/b/a/
NRG Dynamix

Jack W. Eugster
Retired Chairman, President
and Chief Executive Officer,
Musicland Stores Inc.

J. Kevin Gilligan
Chief Executive Officer,
Capella Education Company

Patrick J. McHale
President and
Chief Executive Officer,
Graco Inc.

Marti Morfitt
Chief Executive Officer,
Airborne, Inc.
President and
Chief Executive Officer,
River Rock Partners, Inc.

William G. Van Dyke
Retired Chairman,
Donaldson Company, Inc.

R. William Van Sant
Operating Partner,
Stone Arch Capital, LLC

Management

Patrick J. McHale
President and
Chief Executive Officer

David M. Ahlers
Vice President,
Human Resources

Karen Park Gallivan
Vice President, General
Counsel and Secretary

James A. Graner
Chief Financial Officer
and Treasurer

Dale D. Johnson
Vice President and
General Manager,
Contractor Equipment Division

Jeffrey P. Johnson
Vice President and
General Manager,
Asia Pacific

David M. Lowe
Vice President and
General Manager,
Industrial Products Division

Simon J. W. Paulis
Vice President and
General Manager,
Europe

Charles L. Rescorla
Vice President,
Manufacturing, Information Systems
and Distribution Operations

Mark W. Sheahan
Vice President and
General Manager,
Applied Fluid Technologies Division

Brian J. Zumbolo
Vice President and
General Manager,
Lubrication Equipment Division

Directory

Americas

Minnesota

Corporate Headquarters
Graco Inc.
Russell J. Gray Technical Center
88 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA
(612) 623-6000

Mailing Address
Graco Inc.
Post Office Box 1441
Minneapolis, Minnesota 55440-1441
USA

Riverside Office Complex
65 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA

George Aristides Riverside Center
1112 – 1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

David A. Koch Center
20500 David Koch Avenue
Rogers, Minnesota 55374
USA

Anoka
1201 Lund Boulevard
Anoka, Minnesota 55303
USA

South Dakota

3501 North 4th Avenue
Sioux Falls, South Dakota 57104
USA

Ohio

Graco Ohio Inc.
8400 Port Jackson Avenue NW
North Canton, Ohio 44720
USA

Europe

Belgium

European Headquarters
Graco N.V.
Industrieterrein – Oude Bunders
Slakweidestraat 31
3630 Maasmechelen
BELGIUM

Asia Pacific

Australia

Graco Australia Pty Ltd
Suite 17, 2 Enterprise Drive
Bundoora Victoria 3083
AUSTRALIA

China

Asia Pacific Headquarters
Room 118 1st Floor
No. 2 Xin Yuan Building
No. 509 Cao Bao Road
Shanghai 200233
THE PEOPLE'S REPUBLIC OF CHINA

Graco Fluid Equipment (Shanghai) Co., Ltd.
Building 14#, 2nd Floor, Section B
No. 11, Xi Ya Road, Waigaoqiao
Free Trade Zone
Pudong New Area
Shanghai
THE PEOPLE'S REPUBLIC OF CHINA

Graco Fluid Equipment (Suzhou) Co., Ltd
36 Qiming Road, EPZ B
288 Shengpu Road, SIP
Suzhou 215021
THE PEOPLE'S REPUBLIC OF CHINA

Hong Kong

Graco Hong Kong Limited
Flat B, 14th Floor
Hang Seng Causeway Bay Building
28-34 Yee Wo Street, Causeway Bay
Hong Kong Special Admin. Region
THE PEOPLE'S REPUBLIC OF CHINA

India

Graco Hong Kong Ltd. India Liaison Office
Room 432, Augusta Point
Regis Business Centre 53
Golf Course Road
Gurgaon, Haryana 122001
INDIA

Japan

Graco K.K.
1-27-12 Hayabuchi
Tsuzuki-ku,Yokohama 224-0025
JAPAN

Korea

Graco Korea Inc.
4th Floor, Shinhan Bank Building,
1599, Gwanyang-Dong, Dongan-Ku
Anyang-si, Gyeonggi-do 431-060
KOREA

Annual Meeting

Shareholders are cordially invited to attend the Annual Meeting, which will be held at 1:00 p.m., April 23, 2010, at Graco:

George Aristides Riverside Center
1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

Corporate Inquiries

Investors may obtain the Graco Inc. Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports and amendments to those reports by visiting the Graco website at www.graco.com. Requests for financial publications can also be addressed to:

Graco Inc.
Attention: Investor Relations
P.O. Box 1441
Minneapolis, Minnesota 55440-1441
USA

Or call: (612) 623-6609

Graco is an equal opportunity employer. Graco's EEO policy is on the Company's website at www.graco.com.


GRACO

Graco Inc. & Subsidiaries

10 Year Financial Summary

(In thousands, except per share amounts and other statistics)	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Operations:										
Net Sales	$579,212	$817,270	$841,339	$816,468	$731,702	$605,032	$535,098	$487,048	$472,819	$494,373
Gross Profit	292,816	432,177	447,426	433,957	379,350	328,410	282,802	250,158	234,762	250,852
Percent of Sales	*50.6%*	*52.9%*	*53.2%*	*53.2%*	*51.8%*	*54.3%*	*52.9%*	*51.4%*	*49.7%*	*50.7%*
Operating Earnings	74,467	187,365	232,480	225,999	191,070	161,531	128,833	112,846	100,182	111,242
Percent of Sales	*12.9%*	*22.9%*	*27.6%*	*27.7%*	*26.1%*	*26.7%*	*24.1%*	*23.2%*	*21.2%*	*22.5%*
Net Earnings	48.967	120,879	152,836	149,766	125,854	108,681	86,713	75,625	65,266	70,108
Percent of Sales	*8.5%*	*14.8%*	*18.2%*	*18.3%*	*17.2%*	*18.0%*	*16.2%*	*15.5%*	*13.8%*	*14.2%*
Financial Position:										
Current Assets	$188,993	$260,595	$248,832	$238,983	$213,898	$227,226	$256,106	$240,524	$155,497	$143,742
Current Liabilities	103,815	121,160	125,877	128,929	111,581	96,773	187,947	80,214	73,253	81,841
Working Capital	85,178	139,435	122,955	110,054	102,317	130,453	68,159	160,310	82,244	61,901
Property, Plant & Equipment, Net	139,053	149,754	140,594	124,524	106,498	94,510	94,317	94,953	98,944	83,989
Total Assets	476,434	579,850	536,724	511,603	445,630	371,714	397,390	355,850	276,113	238,544
Long-term Debt (including current portion)	86,260	180,000	107,060	-	-	-	-	-	550	19,360
Shareholders' Equity	209,654	167,634	244,674	331,004	287,684	230,837	169,810	245,406	173,740	110,855
Capital (long-term debt plus shareholders' equity)	295,914	347,634	351,734	331,004	287,684	230,837	169,810	245,406	174,290	130,215
Cash Provided (Used) By:										
Operations	$146,532	$162,478	$177,097	$155,629	$153,224	$122,908	$109,807	$95,673	$89,181	$82,209
Investing, excluding marketable securities	(12,794)	(85,346)	(38,157)	(64,402)	(131,472)	(19,164)	(28,772)	(11,958)	(45,885)	(9,678)
Financing	(138,810)	(71,353)	(138,293)	(102,541)	(65,123)	(153,833)	(69,843)	(5,660)	(28,641)	(68,558)
Other Data:										
Depreciation and Amortization	$35,140	$35,495	$28,665	$26,046	$23,496	$17,808	$18,747	$18,080	$18,494	$15,452
Property, Plant and Equipment Additions	11,463	29,102	36,869	33,652	19,904	16,893	15,515	12,253	30,203	14,523
Per Common Share: (1)										
Basic Net Earnings	$0.82	$2.01	$2.35	$2.21	$1.83	$1.57	$1.25	$1.06	$0.94	$1.03
Diluted Net Earnings	0.81	1.99	2.32	2.17	1.80	1.55	1.23	1.05	0.92	1.01
Dividends Paid	0.76	0.74	0.66	0.58	0.52	1.87 (2)	0.22	0.19	0.18	0.17
Shareholders' Equity	3.49	2.82	3.95	4.95	4.21	3.35	2.46	3.44	2.48	1.62
Other Statistics:										
Sales Growth	-29.1%	-2.9%	3.0%	11.6%	20.9%	13.1%	9.9%	3.0%	-4.4%	9.7%
Return on Average Shareholders' Equity	26.0%	58.6%	53.1%	48.4%	48.5%	54.3%	41.8%	36.1%	45.9%	80.7%
Return on Average Capital	15.2%	34.6%	44.8%	48.4%	48.5%	54.3%	41.8%	36.0%	42.9%	53.9%
Long-term Debt/Capital	29.2%	51.8%	30.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	14.9%
Current Ratio	1.8	2.2	2.0	1.9	1.9	2.3	1.4	3.0	2.1	1.8

(1) All per share data has been restated for the three-for-two stock splits.
(2) Includes the special one-time dividend of $1.50 per share declared December 12, 2003.

James A. Graner
Chief Financial Officer & Treasurer


GRACO

612-623-6635
612-623-6703 - fax
jgraner@graco.com

GRACO INC.
88-11th Avenue NE
Minneapolis, MN 55413
Graco Inc. & Subsidiaries

MAILING ADDRESS: P.O. Box 1441 | Minneapolis, MN 55440-1441 USA

PROVEN QUALITY. LEADING TECHNOLOGY.
www.graco.com

